May 19, 2006

Mr. William Ashmore
IMH Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: **IMH Assets Corp.**
Amendment No. 2 to Registration Statement on Form S-3
Filed May 5, 2006
File No. 333-131344

Dear Mr. Ashmore:

We have reviewed your responses to the comments in our letter dated April 28, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. Please replace the term "the trust" with "the Issuing Entity" on the cover pages to the base prospectus and supplements.

Base Prospectus

2. Please confirm that market value swaps will only be used in connection with the mandatory auction procedures described in the base prospectus.

3. We note your responses to prior comments 9 and 10. We have referred these responses to the Division of Investment Management for possible comment.

Pooling and Servicing Agreement

4. We note the term "Servicing Criteria" is not defined. Please revise accordingly. In addition, please be advised that the definition should confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (212) 912-7751</u>
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472